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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Consolidated Freightways Corporation

(Name of Issuer)

Common Stock, $0.01 par value per share

(Title of Class of Securities)

209232-10-7

(Cusip Number)

December 18, 2002

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

        ☐ Rule 13d-1 (b)

        ☒ Rule 13d-1 (c)

        ☐ Rule 13d-1 (d)

(continued on following pages)
(Page 1 of 6 Pages)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the notes).

SCHEDULE 13G
(Amendment No. 1)
CUSIP No. 209232-10-7

1.	Name of Reporting Person: Kevin Douglas		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☒	Joint Filing

3.	SEC Use Only:

4.	Citizenship or Place of Organization: United States

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: -0-

		6.	Shared Voting Power: -0-

		7.	Sole Dispositive Power: -0-

		8.	Shared Dispositive Power: -0-

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: -0-

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: ☐

11.	Percent of Class Represented by Amount in Row (9): 0%

12.	Type of Reporting Person: IN

SCHEDULE 13G
(Amendment No. 1)
CUSIP No. 209232-10-7

1.	Name of Reporting Person: Estate of Cynthia Douglas (1)		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☒	Joint Filing

3.	SEC Use Only:

4.	Citizenship or Place of Organization: United States

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: -0-

		6.	Shared Voting Power: -0-

		7.	Sole Dispositive Power: -0-

		8.	Shared Dispositive Power: -0-

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: -0-

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: ☐

11.	Percent of Class Represented by Amount in Row (9): 0%

12.	Type of Reporting Person (See Instructions): OO

(1)	Kevin Douglas is currently acting as the personal representative for the estate.

Item 2.
(a)	Name of Person Filing:
Kevin Douglas
Estate of Cynthia Douglas
(b)	Address of Principal Business Office or, if none, Residence:
1101 Fifth Avenue, Suite 360 San Rafael, California 94901
(c)	Citizenship:
United States
(d)	Title of Class of Securities:
Common Stock, $0.01 par value per share
(e)	CUSIP Number:
209232-10-7

Item 4.	Ownership.

Reference is made to Rows 5-9 and 11 of each of the cover pages of this Amendment No. 1 to Schedule 13G, which Rows are incorporated by reference herein. As of the date of filing of this Amendment No. 1 to Schedule 13G, the following reporting persons hold directly the following number of shares of Consolidated Freightways Corporation’s Common Stock:

REPORTING PERSON	COMMON STOCK DIRECTLY HELD

Kevin Douglas	0
Estate of Cynthia Douglas	0

Total	0

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following:
☐

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 4, 2003	/s/ Kevin Douglas

Kevin Douglas

Date: February 4, 2003	ESTATE OF CYNTHIA DOUGLAS

	By:	/s/ Kevin Douglas

Kevin Douglas
	Title:	Personal Representative

EXHIBIT A

JOINT FILING AGREEMENT

This Joint Filing Agreement (this "Agreement") hereby confirms the agreement by and between all of the undersigned that the Amendment No. 1 to Schedule 13G to which this Agreement is attached as Exhibit A, with respect to the beneficial ownership of the undersigned of shares of Consolidated Freightways Corporation's Common Stock, is being filed on behalf of each of the undersigned. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

Date:	February 4, 2003	/s/ Kevin Douglas

Kevin Douglas

Date:	February 4, 2003	ESTATE OF CYNTHIA DOUGLAS

		By:	/s/ Kevin Douglas

Kevin Douglas
		Title:	Personal Representative